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Exhibit 99.(a)(1)(I)

Form of
Confirmation of Cancellation of Eligible Options and Promise to Grant New Options

To:	[Employee Name]
From:	Equity Compensation Department
Date:
Re:	Confirmation of Participation in the Offer to Exchange

        This is to confirm your participation in Adobe Systems Incorporated's ("Adobe") Offer to Exchange (the "Offer"). Terms not explicitly defined in this Confirmation will have the same definitions as used in the Offer. The Eligible Option(s) held by you that have been cancelled are identified below:

Option Number	Option Grant Date
Option Type	Shares Cancelled
Option Price	Option Cancel Date

        On or after December 17, 2003, subject to your continued employment with Adobe or one of its subsidiaries, Adobe will grant you a New Option for the number of shares calculated in accordance with the following exchange ratios (rounded down to the nearest whole share):

  •
  For Eligible Options that have an exercise price per share greater than $40.00 and less than or equal to $49.99, the exchange ratio of shares underlying Eligible Options to shares underlying New Options is equal to 1.5-to-1.

  •
  For Eligible Options that have an exercise price per share of $50.00 or higher, the exchange ratio of shares underlying Eligible Options to shares underlying New Options is equal to 2-to-1.

        If applicable, you also will be granted a New Option for any options you were required to exchange which were granted since November 16, 2002, regardless of the exercise price of such options. These options will be automatically exchanged for New Options on a 1-to-1 basis.

        The New Options will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the date the New Options are granted, except that the exercise price per share of the New Options granted to tax residents of France and Italy will be as described in Appendix B of the Offer to Exchange entitled "A Guide to International Issues."

        If you have questions regarding the above, contact the Equity Compensation Department via e-mail at mailto:optionx@adobe.com or at (408) 536-3122.

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  Exhibit 99.(a)(1)(I)
Form of Confirmation of Cancellation of Eligible Options and Promise to Grant New Options